SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Report regarding conversion of outstanding convertible bonds

The requests to convert the convertible bonds issued on March 26, 2003 were made on November 4, 2004, and December 2, 2004, respectively.

Key Details

•	Cumulative number of shares converted : 8,661,914

•	Total number of shares issued : 784,742,473

•	Percentage : 1.1%

<Convertible bond details>

(In won, shares)

Request Date	Bond Type		Amount	Convertible Price	Number of shares issued	Date of listing
	Series	Description
Nov. 4, 2004	6	Overseas Convertible Bonds	3,584,700,000	5,380	666,301	Nov. 18, 2004

Dec. 2, 2004	6	Overseas Convertible Bonds	43,016,400,000	5,380	7,995,613	Dec. 15, 2004

•	The bond being converted is Series No. 6-3 of the five issued in order (i.e., Series No. 6-1 ~ 6-5)

•	Requested amounts are US $3 million and US $36 million, respectively, which equal to the aggregate sum of US $39 million of which the exchange rate of Won 1,194.90 was applied. The exchange rate was fixed at the date of issuance of the bond

•	Date of listing of the shares (converted from the convertible bonds) may change according to the related parties

<Convertible bond balance>

(Shares)

Series	Face value at the time of issuance		Balance not converted at the date of filing		Converted price	Shares convertible
6	36,000,000	USD	36,000,000	USD	7,313	5,914,180
6	16,000,000	USD	16,000,000	USD	5,588	3,481,173
6	20,000,000,000	KRW	20,000,000,000	KRW	5,380	3,717,472
6	1,000,000	USD	1,000,000	USD	7,228	164,429

•	Bonds not being converted are Series No. 6-1, 6-2, 6-4, 6-5 of the five issued in order (i.e., Series No. 6-1 ~ 6-5)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: December 2, 2004	By:	/s/ Young Sun Kim
(Signature)

	Name:	Young Sun Kim
	Title:	Director